UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

dELiA*s, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
246911101
(CUSIP Number)
Michael Gold, also known as Miguel S. Goldgrub c/o Cosa – Nova Fashions Limited 50 Dufflaw Road Toronto, Ontario M6A 2W1 416-789-1071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 246911101	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cosa – Nova Fashions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

877,680 (1)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

877,680 (1)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,680 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75% (2)
14	TYPE OF REPORTING PERSON CO
(1) All shares of common stock of dELiA*s, Inc. held by Cosa – Nova Fashions Limited (“Cosa – Nova Fashions”) may be deemed to be beneficially owned by Michael Gold, also known as Miguel S. Goldgrub or Michael S. Goldgrub (referred to herein as Michael Gold or Mr. Gold), as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.
(2) Based on 31,939,615 shares of common stock of dELiA*s, Inc. outstanding as of April 17, 2013 (as reported on the cover page of the dELiA*s, Inc. Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed with the Securities and Exchange Commission on April 23, 2013).

CUSIP NO. 246911101	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Gold, also known as Miguel S. Goldgrub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

877,680 (2)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

877,680 (2)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,680 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75% (3)
14	TYPE OF REPORTING PERSON IN
(1) All shares of common stock of dELiA*s, Inc. that are reported herein as beneficially owned by Mr. Gold have been acquired by Cosa – Nova Fashions using funds available from its working capital.
(2) All shares of common stock of dELiA*s, Inc. held by Cosa – Nova Fashions may be deemed to be beneficially owned by Mr. Gold as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.
(3) Based on 31,939,615 shares of common stock of dELiA*s, Inc. outstanding as of April 17, 2013 (as reported on the cover page of the dELiA*s, Inc. Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed with the Securities and Exchange Commission on April 23, 2013).

CUSIP NO. 246911101	13D/A	Page 4 of 8

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of dELiA*s, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 50 West 23rd Street, New York, New York 10010.

Item 2.  Identity and Background.

(a) through (c) and (f)

This Amendment No. 1 to Schedule 13D is being filed by the individual and entity listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”).  The information contained on the cover pages to this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

Name	Residence or Business Address	Citizenship	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted
Miguel S. Goldgrub or Michael S. Goldgrub (referred to herein as Michael Gold or Mr. Gold)	c/o Cosa – Nova Fashions Limited 50 Dufflaw Road Toronto, Ontario M6A 2W1	Canada	President and Secretary Cosa – Nova Fashions Limited 50 Dufflaw Road Toronto, Ontario M6A 2W1
Cosa – Nova Fashions Limited (“Cosa-Nova Fashions”)	50 Dufflaw Road Toronto, Ontario M6A 2W1	Ontario, Canada	n/a

(d) and (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Cosa – Nova Fashions used working capital available to that company to purchase its shares of Common Stock.  The shares of Common Stock reported in this Amendment No. 1 to Schedule 13D as beneficially owned by Cosa – Nova Fashions were purchased in the open market at then-prevailing market prices.

The shares of Common Stock that have been acquired by Cosa – Nova Fashions and are deemed to be beneficially owned by Mr. Gold were not acquired with any personal funds of Mr. Gold.

CUSIP NO. 246911101	13D/A	Page 5 of 8

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their shares of Common Stock for the purpose of investing in the Issuer.  The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general and market conditions, may determine to acquire or dispose through open market transactions or otherwise shares of Common Stock.

Except as set forth in the immediately preceding paragraph, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Amendment No. 1 to Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 31,939,615 shares of Common Stock issued and outstanding (as reported on the cover page of the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed with the Securities and Exchange Commission on April 23, 2013).

(a) – (b)    At June 5, 2013 the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 877,680, or approximately 2.75% of the Issuer’s issued and outstanding shares.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote
Michael Gold *	877,680	2.75%	877,680	0	877,680	0
Cosa – Nova Fashions Limited	877,680	2.75%	877,680	0	877,680	0

* As the beneficial owner of 100% of the common stock of Cosa – Nova Fashions, Mr. Gold may be deemed to beneficially own the 877,680 shares of Common Stock of the Issuer owned by Cosa – Nova Fashions.

CUSIP NO. 246911101	13D/A	Page 6 of 8

(c)           Except as noted below, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

Date	Number of Shares Sold	Price Per Share	Remarks
May 3, 2013	50,000	$0.8628	The Reporting Persons sold the shares in the open market.
May 10, 2013	50,000	$0.8554	The Reporting Persons sold the shares in the open market.
May 13, 2013	50,000	$0.8192	The Reporting Persons sold the shares in the open market.
May 14, 2013	50,000	$0.7945	The Reporting Persons sold the shares in the open market.
May 17, 2013	50,000	$0.8134	The Reporting Persons sold the shares in the open market.
May 20, 2013	100,000	$0.9261	The Reporting Persons sold the shares in the open market.
May 21, 2013	100,000	$0.9918	The Reporting Persons sold the shares in the open market.
May 22, 2013	50,000	$0.9756	The Reporting Persons sold the shares in the open market.
May 23, 2013	50,000	$0.9775	The Reporting Persons sold the shares in the open market.
May 24, 2013	50,000	$0.9907	The Reporting Persons sold the shares in the open market.
May 29, 2013	50,000	$0.9397	The Reporting Persons sold the shares in the open market.
May 30, 2013	50,000	$0.9005	The Reporting Persons sold the shares in the open market.
June 3, 2013	50,000	$1.006	The Reporting Persons sold the shares in the open market.
June 3, 2013	50,000	$1.030	The Reporting Persons sold the shares in the open market.
June 4, 2013	50,000	$0.8813	The Reporting Persons sold the shares in the open market.
June 5, 2013	50,000	$0.9252	The Reporting Persons sold the shares in the open market.

(d)           Not applicable.

(e)           Following the transactions set forth in Item 5(c) above, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.  This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

CUSIP NO. 246911101	13D/A	Page 7 of 8

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement relating to the Common Stock of the Issuer, which is incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on July 10, 2012.

Mr. Gold was elected to the Issuer’s Board of Directors in July 2012 and in connection therewith received an award of a stock option to acquire shares of the Issuer’s Common Stock. In January 2013, Mr. Gold also received an award of restricted shares of the Issuer’s Common Stock in connection with his service as a director of the Issuer.  Both the stock option and the restricted shares were subsequently forfeited on March 6, 2013 when Mr. Gold ceased to be a member of the Issuer’s Board of Directors.

Except as disclosed in or incorporated by reference into this Item 6 of this Amendment No. 1 to Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1
Joint Filing Agreement, dated as of July 10, 2012, by and between Cosa – Nova Fashions Limited and Michael Gold, also known as Miguel S. Goldgrub (incorporated by reference to Exhibit 99.1 to Schedule 13D related to the common stock of dELiA*s, Inc. filed by Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold, on July 10, 2012).

99.2
Power of Attorney granted by Cosa – Nova Fashions Limited in favor of Morley H. Beallor, Susan S. Ancarrow and Seth A. Winter, dated January 13, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13G related to the common stock of dELiA*s, Inc. filed by Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold, on May 11, 2012).

99.3
Power of Attorney granted by Miguel S. Goldgrub, also known as Michael Gold, in favor of Morley H. Beallor, dated May 10, 2012 (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to Schedule 13G related to the common stock of dELiA*s, Inc. filed by Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold, on May 11, 2012).

CUSIP NO. 246911101	13D/A	Page 8 of 8

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2013	COSA – NOVA FASHIONS LIMITED

/s/ Morley H. Beallor
Morley H. Beallor
Attorney-in-Fact, pursuant to Power of Attorney dated January 13, 2011

MICHAEL GOLD, also known as MIGUEL S. GOLDGRUB

/s/ Morley H. Beallor
Morley H. Beallor, Attorney-in-Fact, pursuant to Power of Attorney dated May 10, 2012